SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2006

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]  Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_]  No [X]

PRESS RELEASE

Excellent start for Schering AG in 2006

Berlin, April 26, 2006 – Schering AG, Germany (FSE: SCH, NYSE: SHR) achieved an organic net sales growth of 12% in the first quarter of 2006. In total, net sales increased by 16% to over EUR 1.4 billion in comparison to the previous year’s figure.

The business area Gynecology&Andrology demonstrated the strongest growth with an increase of 21%. This growth was mainly driven by the success of our oral contraceptive, Yasmin®, increasing by 34% to EUR 180 million. Yasmin® is number one worldwide among oral contraceptives. In addition, net sales of Mirena®, our intrauterine delivery system, increased above-average by 31%. Net sales of our top-selling product, Betaferon®, rose by 23% to EUR 232 million.

The Oncology business area also recorded a double-digit net sales increase of 20%. Net sales of Fludara®, Campath® and Bonefos® developed exceptionally well with increases of over 30%, respectively.

Furthermore, Schering AG was very successful in major regional markets. Hence, the Europe (+14%), United States (+14%), Latin America/Canada (+28%) as well as Asia/Pacific Region (+25%) grew in the double-digit range.

“The good results of the first quarter were mainly driven by our successful products, Yasmin® and Betaferon®. This dynamic growth will help us achieve our set goals for 2006,” said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “At the same time, we are progressing well with the implementation of our efficiency improvement programs.”

The operating profit amounted to EUR 240 million (+4%) in the first three months of 2006. After adjusting for one-time effects relating to divestitures and takeover offers, the operating profit increased by 22% to EUR 280 million. This corresponds to an operating margin of approximately 20%. Net profit amounted to EUR 174 million (+21%). Earnings per share amounted to EUR 0.92 (+21%).

Additional information

Unless otherwise indicated, all narrative in this section refers to currency adjusted sales growth rates.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations:	Oliver Renner,	T: +49-30-468 124 31,	oliver.renner@schering.de
Media Relations:	Verena von Bassewitz,	T: +49-30-468 192 206,	verena.vonbassewitz@schering.de
Investor Relations:	Peter Vogt,	T: +49-30-468 128 38,	peter.vogt@schering.de
Investor Relations:	Dr. Jost Reinhard,	T: +49-30-468 150 62,	jost.reinhard@schering.de

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1/2006 at a Glance

  NET SALES GROWTH: +12% (organic)

  OPERATING PROFIT: +22% (adjusted for one-time effects)

  EARNINGS PER SHARE: +21%

In the first quarter 2006, the Schering AG Group achieved an organic net sales growth of 12%. Furthermore, net sales were positively affected by exchange rate fluctuations. In total, net sales increased by 16% to €1,406m in comparison to the previous year’s figure.

The operating profit for the first three months was €240m, 4% above the previous year’s figure. After adjusting for one-time effects relating to divestitures and takeover offers, the operating profit increased by 22% to €280m. Net profit rose by 21% to €174m. Earnings per share also increased by 21% to €0.92.

Cash flows from operating activities amounted to €294m, 43% above the first three months of 2005. The net cash position (net of cash and cash equivalents, marketable securities and borrowings) was €1,214m in comparison to €954m at the end of 2005.

Key data	€m		Change
	Q1/2006	Q1/2005	in %
Net sales	1,406	1,211	+16%
Gross profit	1,088	920	+18%
Operating profit	240	230	+4%
Profit before taxes	258	227	+14%
Net profit	174	144	+21%
Cash flows from operating activities	294	205	+43%
Basic earnings per share (€)	0.92	0.76	+21%

Number of employees (March 31, 2006 / Dec. 31, 2005)	24,083	24,124	0%

Top-selling products			Sales Q1/2006	Change from Q1/2005
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(Specialized Therapeutics)	232	+28%	+23%
2.	Yasmin®	(Gynecology&Andrology)	180	+42%	+34%
3.	Magnevist®	(Diagnostic Imaging)	76	–7%	–11%
4.	Ultravist®	(Diagnostic Imaging)	72	+14%	+9%
5.	Mirena®	(Gynecology&Andrology)	68	+38%	+31%
6.	Iopamiron®	(Diagnostic Imaging)	48	–9%	–8%
7.	Diane®	(Gynecology&Andrology)	47	+14%	+5%
8.	Microgynon®	(Gynecology&Andrology)	40	+29%	+21%
9.	Meliane®	(Gynecology&Andrology)	33	+6%	+2%
10.	Fludara®	(Oncology)	32	+39%	+34%
	Total		828	+22%	+16%
Total as % of Group sales			59%
In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1/2006

Net sales by Region	€m		Change from Q1/2005				% of total
	Q1/2006	Q1/2005	total	volume/price	currency	structure	Q1/2006	Q1/2005
Europe Region	671	593	+13%	+14%	+1%	–2%	48%	49%
United States Region*	274	220	+24%	+14%	+10%	0%	19%	18%
Japan Region	83	95	–13%	–11%	–2%	0%	6%	8%
Latin America/Canada Region	142	95	+50%	+28%	+22%	0%	10%	8%
Asia/Pacific Region	73	54	+35%	+25%	+10%	0%	5%	4%
Other Activities	163	154	+7%	+1%	+6%	0%	12%	13%
thereof: Medrad*	85	63	+35%	+24%	+11%	0%	6%	5%
thereof: Intendis**	58	53	+8%	+5%	+3%	0%	4%	4%
Total	1,406	1,211	+16%	+12%	+5%	–1%	100%	100%

* Since January 1, 2006, the Medrad Group’s global business with application technologies is no longer reported as part of the segment United States Region, but is accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.
** External net sales of the Intendis Group and net sales of other group companies with dermatology products

Unless otherwise indicated, all narrative in this section refers to currency adjusted sales growth rates.

Europe Region

In the Europe Region, our business developed very well with a total net sales increase of 13%. After adjusting for currency effects as well as a negative structure effect relating to the divestiture of our 50 percent interest in the German distribution company ALK-Scherax Arzneimittel GmbH, net sales rose by 14%. Net sales of our top-selling products, Betaferon® and Yasmin®, developed exceptionally well in the Europe Region with increases of 21% and 45%, respectively.

In our largest market, Germany, our business developed well with an organic sales increase of 6%. In France, net sales increased by 14% in the first quarter of 2006, driven by the excellent development of Yasmin® (+44%) and Mirena® (+19%). In Great Britain, net sales rose by 18% compared to the previous year’s figure. This increase was mainly due to the positive sales development in Female Contraception. In Eastern Europe, the positive sales trends continued. In connection to the increase in national healthcare budgets in Russia, our net sales nearly tripled to a total of €40m, positively affecting sales of Betaferon® and our oncology products.

United States Region

In the United States Region, our business continued to develop very well in the first three months of 2006. We achieved a net sales increase of 14%. Our Yasmin® business developed favorably (+23%). Yasmin®’s market share is now well above 13%, making it the most successful oral contraceptive worldwide.

After a reduction in wholesalers’ stock in the comparison period, net sales of Betaseron® increased by 28% in the first three months of 2006.

Due to stocking effects in the comparison period related to a change in our distribution channels, net sales of Magnevist® decreased by 25% in the first quarter of 2006 and consequently did not reflect actual demand.

Japan Region

In the Japan Region, net sales decreased by 11%. Due to legislatively mandated price reductions effective April 2006, wholesalers reduced their stock in the first quarter of 2006.

Furthermore, the Japanese market for X-ray contrast media is subdued by price pressures resulting from intense generic competition. Our X-ray contrast medium, Iopamiron®, which accounts for almost 50% of total net sales in Japan, recorded a decrease in net sales of 10%.

Latin America/Canada Region

In the Latin America/Canada Region, net sales increased by 28%. In our three largest markets in this Region, Brazil, Mexico and Canada, net sales increased by 23%, 44%, and 16%, respectively. We made approximately two-thirds of our net sales of this Region in these three markets.

Our two top-selling products, Yasmin® and Betaferon®, developed above average (+46% and +38%, respectively). Despite generic competition, net sales of our Female Contraception products, Microgynon® (+20%) and Diane® (+14%), developed well.

Asia/Pacific Region

In the Asia/Pacific Region, we recorded an organic net sales increase of 25%. This development was particularly driven by the dynamic growth in South Korea (+38%) and China (+41%). Australia accounted for approximately one third of our business in this Region and net sales increased by 16%. We recorded an increase of 23% with our top-selling product in this Region, Ultravist®.

Other Activities

Other Activities mainly comprise the application technologies business for contrast agents of our subsidiary Medrad and our dermatology business operated by our subsidiary Intendis. Net sales of Medrad amounted to €85m, corresponding to an increase of 24%. Net sales in the dermatology area increased by 5%. The top-selling product in this area, Advantan®, generated a net sales increase of 13%. In the context of the expansion of the dermatology business in the United States, net sales of Finacea®, a product for the treatment of rosacea, rose by 18%.

Sales Trends by Business Area

Q1/2006

Net sales by Business Area and important indication areas*
	€m		Change from Q1/2005				% of total
	Q1/2006	Q1/2005	total	volume/price	currency	structure	Q1/2006	Q1/2005
Gynecology&Andrology	566	443	+28%	+21%	+7%	0%	40%	37%
Female contraception	484	379	+28%	+21%	+7%	0%	34%	31%
Menopause management	44	37	+18%	+9%	+9%	0%	3%	3%
Diagnostic Imaging	349	322	+9%	+4%	+5%	0%	25%	26%
X-ray contrast media	142	138	+3%	+1%	+2%	0%	10%	11%
MRI contrast agents	87	89	–2%	–6%	+4%	0%	6%	7%
Application technologies**	85	63	+35%	+24%	+11%	0%	6%	5%
Specialized Therapeutics	296	256	+15%	+15%	+3%	–3%	21%	21%
Central nervous system (CNS)	247	199	+24%	+20%	+4%	0%	18%	16%
Cardiovascular	34	32	+6%	+4%	+2%	0%	2%	3%
Oncology	117	94	+25%	+20%	+5%	0%	8%	8%
Hematology	71	50	+43%	+36%	+7%	0%	5%	4%
Solid tumors	46	44	+6%	+3%	+3%	0%	3%	4%
Other sources	78	96	–19%	–21%	+2%	0%	6%	8%
Dermatology***	58	53	+8%	+5%	+3%	0%	4%	4%
Total	1,406	1,211	+16%	+12%	+5%	–1%	100%	100%

* The indented figures do not add up to the total sales figures as only the key indication areas are listed.
** External net sales of the Medrad Group
*** External net sales of the Intendis Group and net sales of other group companies with dermatology products

Unless otherwise indicated, all narrative in this section refers to currency adjusted sales growth rates.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area rose by 21%. Net sales of Female Contraception products increased by 21%. The continuous above average growth of Female Contraception products was driven by Yasmin®, our innovative oral contraceptive. We increased net sales of Yasmin® by 34%. In March 2006, we received FDA approval for YAZ®, our new, low-dosed oral contraceptive. YAZ® is the first pill with the innovative progestin drospirenone, and a low dose of ethinyl estradiol in a new dosing regimen of 24 days of active hormone pills and 4 days of placebo. YAZ® was launched in the U.S. market in April 2006. In addition, net sales of Mirena®, our innovative intrauterine delivery system, increased by 31%.

In the menopause management indication area, where we offer innovative treatment options for climacteric complaints, we recorded an increase in net sales of 9%.

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area increased by 4%. Net sales of our contrast agent, Magnevist®, decreased by 11% compared to the previous year’s figure. The decrease was mainly the result of a stocking effect caused by U.S. wholesalers in the comparison period. In contrast, net sales of Ultravist® developed positively, increasing by 9%.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased by 15%. Betaferon®, our product for the treatment of multiple sclerosis (MS), was the main sales driver with a net sales increase of 23%. This strong increase was partially based on the reduction of stock by U.S. wholesalers in the comparison period. The positive development was partly offset by the negative structure effect relating to the sale of our 50 percent interest in the German distribution company ALK-Scherax Arzneimittel GmbH in February 2006.

In April 2006, we announced new results of the Sixteen-Year Long-term Follow-up study at the 58th Annual Meeting of the American Academy of Neurology. The results showed that Betaferon® remained consistently safe, effective and well-tolerated over the long term. Patients with relapsing forms of MS taking Betaferon® had a sustained reduction in the annual rate of relapses of up to 40% over 16 years. The data also demonstrated that patients remaining on long-term Betaferon® treatment had a slower disease progression compared to patients who did not receive such treatment.

Oncology

Net sales of our Oncology business area increased by 20%. Net sales of Fludara®, our product for the treatment of chronic lymphatic leukemia (CLL), developed positively with an increase of 34%. We also recorded a 34% rise in net sales of Campath®, another product for the treatment of CLL. Bonefos®, our product for the treatment of hypercalcemia and osteolysis in cancer patients, developed well, increasing by 35%. Net sales of Leukine® for the treatment of myelogenous leukemia increased by 49%. In contrast, net sales of Androcur®, for the treatment of prostate cancer, declined (–8%).

Performance

Gross profit amounted to €1,088m compared to €920m in the comparison period (+18%). Due again to positive product mix effects, gross margin improved by 1.4 percentage points to 77.4%. Marketing and selling costs increased by 14%, which was proportionately less than the increase in net sales, to €420m. Engineering and administration costs rose by 4% to €127m. Research and development costs amounted to €253m, 18% above the previous year’s figure. As a percentage of net sales, they amounted to 18.0% (Q1/2005: 17.8%).

The Other operating result was €–48m compared to €17m in the comparison period. This included one-time costs of €19m related to the takeover offers for Schering AG announced in March 2006. Furthermore, Other operating result included expenses of €55m relating to the disposal of our global radiopharmaceuticals business and a gain of €34m from the sale of our 50% interest in the German distribution company ALK-Scherax Arzneimittel GmbH.

Overall, operating profit of the first three months was €240m, 4% above the previous year’s figure. Adjusted for the above-mentioned effects from takeover offers and divestitures, operating profit was €280m (+22%). This corresponds to an adjusted operating margin of approximately 20%.

The financial result amounted to €18m compared to €–3m in the previous year. Besides lower interest costs from pension obligations, the financial result was particularly affected by gains from the sale of investments and securities. The effective tax rate improved – in particular due to the tax-free sale of ALK-Scherax – from 36.1% to 32.2%. Net profit increased by 21% to €174m, and earnings per share also increased by 21% to €0.92.

Liquidity and capital resources

Cash flow analysis

Cash flows from operating activities increased in the first quarter 2006 by 43% to €294m. The improved cash flow from operating activities was due to a higher profit for the period as well as a reduction in net working capital, mainly due to a decrease in inventories and an increase in current liabilities.

Cash flows from investing activities amounted to €139m. This cash inflow compares to an outflow of €96m in the first quarter of 2005 and was mainly due to the sale of marketable securities and the proceeds from the sale of our investment in ALK-Scherax.

Cash flows from financing activities amounted to €39m, as compared to cash outflows of €3m in the period of comparison. This was in particular due to cash inflows from the sale of treasury shares amounting to €77m in order to settle stock option plans, partly offset by the purchase of treasury shares of €49m.

The Group’s cash and cash equivalents – excluding liquidity attributable to the disposal group – rose to €1,208m compared to €776m as of December 31, 2005. The net cash position (cash and cash equivalents and marketable securities less borrowings) was €1,214m as of March 31, 2006 (December 31, 2005: €954m).

Acquisitions and divestitures

On February 22, 2006, an agreement was signed to transfer Schering AG’s radiopharmaceuticals business to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and Institut National des Radioéléments (IRE). Closing of the transaction is expected within the first half of 2006. The transaction had a negative one-time effect of €55m on Schering AG’s operating profit for the first quarter of 2006.

On February 24, 2006, Schering AG exercised its right under its Betaseron® supply agreement with Chiron Corporation to purchase all of the items of property used in the manufacture for Schering AG of Betaseron® products from Chiron and thus will terminate its supply relationship with Chiron. The terms of the transaction have not yet been fixed.

On February 27, 2006, an agreement was signed to transfer Schering AG’s 50 percent interest in the German distribution company ALK-Scherax Arzneimittel GmbH to the Danish partner ALK-Abelló A/S. The transaction was closed during the first quarter of 2006. The transaction had a positive one-time effect of €34m on the operating profit for the first quarter of 2006.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2006 will amount to approximately €240m (2005: €208m). Of this investment, 46% has been allocated to Germany, 13% to the other countries of the European Union, and 29% to the U.S. This will enable us to respond to changes in production requirements, to regulatory standards and to technological developments.

Financial position

The balance sheet total was €6,296m on March 31, 2006, 3% above the figure as of December 31, 2005. Non-current assets decreased by 3% to €2,436m. Current assets increased by 8% to €3,860m. The increase in cash and cash equivalents was partly offset by a decrease in inventories, receivables and other assets and current securities. Assets of €131m relating to our radiopharmaceuticals business are classified as held for sale, including cash amounting to €88m.

Total equity amounted to €3,517m, an increase of 7% compared to December 31, 2005. The increase resulted from the net profit of €174m and actuarial gains from defined benefit plans of €66m recognized directly in equity. This was partly offset by currency translation adjustments of €–38m. Furthermore, treasury shares amounting to €49m were purchased during the reporting period, and treasury shares amounting to €77m were sold in order to settle stock options plans. The equity ratio improved to 55.9% compared to 53.8% at the end of 2005.

Non-current liabilities decreased by 12% to €1,018m due to lower pension liabilities. Current liabilities increased by 6% to €1,761m. In addition to higher current provisions, this increase was in particular due to additional liabilities associated with assets classified as held for sale. The respective agreement to transfer our radiopharmaceuticals business was signed in February 2006.

Personnel

Personnel	Q1/2006	Q1/2005	Change	Year 2005
Employees* (average)	24,104	24,961	–3%	24,560
Personnel costs** (€m)	416	383	+9%	1,583
* Full-time equivalents; part-time employees are considered proportionately ** Wages and salaries, social security and support payments, pensions

The increase in personnel expenses compared to the first quarter 2005 is to a large extent due to exchange rate effects.

Number of employees* (end of period)	March 31, 2006	December 31, 2005	Change
Schering AG	6,885	7,023	–2%
Europe Region	6,797	6,879	–1%
United States Region**	2,353	2,355	0%
Japan Region	1,156	1,232	–6%
Latin America/Canada Region	2,427	2,369	+2%
Asia/Pacific Region	1,661	1,590	+4%
Other employees**	2,804	2,676	+5%
Total	24,083	24,124	0%

* Full-time equivalents; part-time employees are considered proportionately
** Since January 1, 2006, the employees of the Medrad Group are no longer reported as part of the United States Region, but are accounted for under Other Employees. The previous year’s figures have been adjusted accordingly.

Effective January 1, 2006, employees are stated as full-time equivalents. Employees working part-time are proportionately considered according to their individually contracted work time.

The nearly constant number of employees in comparison to the end of 2005 is based on two opposing effects: the reduction in personnel in the area of production and the personnel increase in marketing and sales. While the consolidation in the area of production continued particularly at Schering AG, the marketing and sales capacities in the Latin America/Canada and Asia/Pacific Regions increased. The headcount reduction in the Europe Region was mainly related to the sale of our 50 percent stake in the German ALK-Scherax Arzneimittel GmbH. The personnel reduction in the Japan Region was mainly due to the transfer of sales representatives to our Japanese dermatology business and hence lead to an increase in personnel of Intendis (Other employees).

Changes in the Supervisory Board

In the beginning of April 2006, Mr. Detlef Olufs was appointed to the Supervisory Board of Schering AG by the district court Berlin-Charlottenburg. He succeeds Mr. Hermann-Josef Lamberti, who resigned from the Supervisory Board with immediate effect due to a conflict of interest in March 2006. At this year’s Annual General Meeting on April 19, 2006, Professor Dr. Dieter Hinzen was elected to the Supervisory Board of Schering AG as a new representative of the shareholders. Prof. Hinzen succeeds Professor Dr. Piet Borst, who retired from the Supervisory Board as of the end of the Annual General Meeting.

Schering AG Shares

The development of Schering AG shares in the first quarter of 2006 was significantly influenced by the takeover offers, which were first announced by Merck KGaA and followed by Bayer AG. Schering AG shares closed at €85.79 on March 31, 2006, almost 52% above the share price at the end of 2005. In the same time frame, the German share index DAX increased by 10% and the STOXX Healthcare sector index improved by 4%.

In the course of the first quarter 2006, 774,000 treasury shares were acquired and 1,156,700 treasury shares were sold in connection with stock option programs. In total, we held 3,617,300 treasury shares on March 31, 2006. The share buy-back program initiated on March 1, 2006, was discontinued after the announcements of the takeover offers.

Schering AG share ratios	Q1/2006	Q1/2005	Year 2005
Basic earnings per share (€)	0.92	0.76	3.26

	March 31, 2006	March 31, 2005	Dec. 31, 2005
Share price (€)	85.79	51.16	56.60
Market capitalization* (€m)	16,334	9,720	10,754
Total equity (€m)	3,517	3,014	3,283
Number of outstanding shares (in millions)	190.4	190.0	190.0
* Based on the number of outstanding shares

Consolidated Income Statements

€m	Q1/2006	Q1/2005	Change	Year 2005
Net sales	1,406	1,211	+16%	5,308
Cost of sales	–318	–291	+9%	–1,256
Gross profit	1,088	920	+18%	4,052
Costs of
marketing and selling	–420	–370	+14%	–1,687
engineering and administration	–127	–122	+4%	–522
research and development	–253	–215	+18%	–982
Other operating expenses/income	–48	17		67
thereof: related to takeover offers	–19	–		–
Operating profit	240	230	+4%	928
Result from investments	6	2		47
Other financial result	12	–5		–5
Profit before taxes	258	227	+14%	970
Income taxes	–83	–82	+1%	–346
Profit for the period	175	145	+21%	624

Attributable to:
Net profit	174	144	+21%	619
Minority interest	1	1		5

Basic earnings per share (€)	0.92	0.76	+21%	3.26
Diluted earnings per share* (€)	0.91	0.76	+20%	3.26
* Potential dilution from stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets	March 31, 2006	December 31, 2005

Goodwill	372	377
Other intangible assets	306	317
Property, plant and equipment	1,141	1,161
Marketable securities	200	237
Other financial assets	71	72
Deferred taxes	308	323
Other non-current assets	38	32
Non-current assets	2,436	2,519

Inventories	923	959
Receivables and other assets	1,527	1,556
Marketable securities	71	196
Cash and cash equivalents	1,208	776
	3,729	3,487
Assets classified as held for sale	131	97
Current assets	3,860	3,584
Total assets	6,296	6,103

Equity and liabilities	March 31, 2006	December 31, 2005

Issued capital	194	194
Share premium account	334	334
Retained earnings	3,503	3,307
Other reserves	–529	–566
Treasury shares	–4	–4
Equity before minority interest	3,498	3,265
Minority interest	19	18
Total equity	3,517	3,283

Non-current provisions	762	900
Non-current borrowings	227	228
Other non-current liabilities	29	32
Non-current liabilities	1,018	1,160

Current provisions	954	863
Current borrowings	38	27
Other current liabilities	580	611
	1,572	1,501
Liabilities directly associated with assets classified as held for sale	189	159
Current liabilities	1,761	1,660
Total equity and liabilities	6,296	6,103

Consolidated Cash Flow Statements

€m	Q1/2006	Q1/2005	Year 2005
Profit for the period	175	145	624
Depreciation, amortization and impairment expense	71	66	348
Other non-cash income and expense	4	1	–52
Net gain/loss on disposal of non-current assets and subsidiaries	–40	0	–40
Change in inventories and receivables	73	3	16
Change in non-current provisions	–23	–23	–22
Change in liabilities and current provisions	34	13	174
Cash flows from operating activities	294	205	1,048

Purchase of non-current assets	–55	–64	–307
Proceeds from disposal of non-current assets	17	12	105
Purchase and sale of marketable securities	148	–44	–184
Proceeds from disposal of subsidiaries net of cash disposed	29	–	–
Cash flows from/used in investing activities	139	–96	–386

Dividend payments	–	–	–193
Change in borrowings	11	–3	12
Funding of Schering Pension Trust	–	–	–450
Purchase of treasury shares	–49	–	–
Sale of treasury shares	77	–	–
Cash flows from/used in financing activities	39	–3	–631

Net change in cash and cash equivalents	472	106	31
Effects of exchange-rate movements on cash and cash equivalents	–6	3	14
Cash and cash equivalents as of January 1	830	785	785
Cash and cash equivalents as of March 31/December 31	1,296	894	830
thereof: cash and cash equivalents of the disposal group	88	–	54

Statement of Recognized Income and Expense

€m	Q1/2006	Q1/2005	Year 2005
Profit for the period	175	145	624
Derivative hedging instruments
Change in fair value	5	–19	–27
Realized gains/losses	6	9	3
Available-for-sale securities
Change in fair value	7	–3	6
Realized gains/losses	–9	0	1
Actuarial gains and losses in defined benefit pension plans	66	–2	–142
Currency translation adjustment	–38	56	177
Net income recognized directly in equity	37	41	18
Total recognized income and expense for the period	212	186	642

Attributable to:
Shareholders of Schering AG	211	185	637
Minority interest	1	1	5

Equity Before Minority Interest

€m	Issued capital	Share premium account	Retained earnings	Other reserves					Treasury shares	Equity before minority interest
				Currency translation adjustment	Derivative hedging instruments	Available-for-sale securities	Actuarial gains and losses in defined benefit pension plans	Total
January 1, 2005	194	334	2,876	–403	13	16	–210	–584	–4	2,816
Total recognized income and expense for the period*	–	–	144	56	–10	–3	–2	41	–	185
Purchase of treasury shares and issue to employees	–	–	–5	–	–	–	–	–	–	–5
March 31, 2005	194	334	3,015	–347	3	13	–212	–543	–4	2,996

January 1, 2006	194	334	3,307	–226	–11	23	–352	–566	–4	3,265
Total recognized income and expense for the period*	–	–	174	–38	11	–2	66	37	–	211
Purchase of treasury shares	–	–	–48	–	–	–	–	–	–1	–49
Sale of treasury shares	–	–	76	–	–	–	–	–	1	77
Purchase of treasury shares and issue to employees	–	–	–6	–	–	–	–	–	–	–6
March 31, 2006	194	334	3,503	–264	0	21	–286	–529	–4	3,498
* Excluding minority interest

Segment Reporting

€m
Q1/2006	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year-on-year
Europe Region	968	297	671	+13%	389	+32%	193	+17%(1)
United States Region**	274	0	274	+24%	115	+29%	36	+71%
Japan Region	83	–	83	–13%	25	–24%	3	–77%
Latin America/CanadaRegion	158	16	142	+50%	70	+84%	45	>100%
Asia/Pacific Region	76	3	73	+35%	36	+57%	20	>100%
Other Activities	182	19	163	+7%	50	+25%	33	+57%
thereof: Medrad**	87	2	85	+35%	24	+60%	15	>100%
thereof: Intendis***	59	1	58	+8%	14	+8%	11	+38%
Segment total	1,741	335	1,406	+16%	685	+32%	330	+33%
Research and development expenses	–	–	–	–	–253	+18%	–	–
Production overhead and production variances	–	–	–	–	–47	–13%	–	–
Other	–	–	–	–	–145	>100%	–90	>100%
Schering AG Group	1,741	335	1,406	+16%	240	+4%	240	+4%

€m
Q1/2005	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year-on-year
Europe Region	832	239	593	+1%	294	+3%	165	+2%
United States Region**	220	–	220	+2%	89	+17%	21	>100%
Japan Region	95	–	95	–1%	33	+6%	13	0%
Latin America/CanadaRegion	105	10	95	+7%	38	+9%	19	+27%
Asia/Pacific Region	56	2	54	–1%	23	–4%	9	–25%
Other Activities	164	10	154	+24%	40	+11%	21	+75%
thereof: Medrad**	64	1	63	+15%	15	+7%	7	0%
thereof: Intendis***	54	1	53	+13%	13	+18%	8	–
Segment total	1,472	261	1,211	+4%	517	+6%	248	+12%
Research and development expenses	–	–	–	–	–215	+1%	–	–
Production overhead and production variances	–	–	–	–	–54	+2%	–	–
Other	–	–	–	–	–18	>100%	–18	>100%
Schering AG Group	1,472	261	1,211	+4%	230	+7%	230	+7%

* Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis.
The Segment result comprises Segment performance less an allocation of research and development expenses and production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Production overhead and production variances are allocated on the basis of the production supplied from our production facilities to the individual segments.
** Since January 1, 2006, the Medrad Group’s business with application technologies is no longer reported as part of the segment United States Region, but is accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.
*** Based on the net sales of the Intendis Group and net sales of other group companies with dermatology products.
(1) Including expenses related to the disposal of our radiopharmaceuticals business.

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements 2005.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (basis: 1€)		Average rate (basis: 1€)
	March 31, 2006	March 31, 2005	Q1/2006	Q1/2005
U.S. dollar	1.21	1.30	1.20	1.31
Pound sterling	0.70	0.69	0.69	0.69
Brazilian real	2.65	3.47	2.62	3.46
Japanese yen	142.42	138.44	140.90	137.13

Outlook

For the year 2006, we are forecasting mid to high single-digit organic growth in net sales for the Schering AG Group.

We anticipate net sales of our top-selling product Betaferon® to grow in the high single-digit range in local currencies. Net sales of Yasmin® are expected to increase again at a strong double-digit rate.

On the basis of a continuing positive business development and the positive effects from our ongoing efficiency program (FOCUS), we forecast our operating margin to reach the 18% target in 2006 (excluding one-time effects from the acquisition or divestiture of businesses and takeover offers).

Berlin, April 25, 2006

Schering Aktiengesellschaft

The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on April 25, 2006, the Interim Report Q1/2006 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, April 25, 2006

Chairman of the Audit Committee

Dr. Karl-Hermann Baumann

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including  safety or efficacy concerns, increased competition from other products  or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our  competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in  Aventis CropScience S. A., including the failure of Aventis CropScience  to obtain regulatory approval or market acceptance for its products or  disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain  qualified personnel;

  economic factors over which we have no control, including changes in  inflation, interest rates and foreign currency exchange rates, and  overall economic conditions in areas such as Asia, Eastern Europe and  Latin America;

  adverse developments in our relationships with our development,  manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and  any delays, unexpected costs or other problems experienced in connection  with such transactions;

  changes in environmental laws and regulations, which could cause us to  incur significant costs in connection with ongoing compliance or  liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title:Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: HeadCorporate Business Communication
Schering AG

Date: April 26, 2006